Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

December 20, 2016

EMPLOYEE FAQ – TERM SHEET SIGNING ANNOUNCEMENT

The Proposed Merger & the New Company

1.	Why do Praxair and Linde intend to merge?

•	Combining our capabilities, talented people and best-in-class processes would create a leading, world-class, global industrial gas company.
•	The combination brings together strong, complementary positions in key geographies and creates a more diverse and balanced global portfolio.
•	The combined company would have enhanced technology capabilities and a broader portfolio of products, bringing more innovative solutions to customers.

2.	Who would comprise the management team of the new company?

•	Praxair’s Chairman and CEO Steve Angel would become the CEO and a member of the Board of the combined company. Linde’s current Supervisory Board Chairman, Dr. Wolfgang Reitzle, would become Chairman of the combined company’s Board.
•	The Board of Directors would have equal representation from both companies.
•	As the process continues, we will keep employees informed of all leadership and other operational decisions.

3.	What is the expected timeline for the proposed transaction?

•	The non-binding term sheet is a preliminary step.
•	We still have further steps to complete, including confirmatory due diligence, the negotiation of a definitive Business Combination Agreement (BCA), and Board approvals of the definitive BCA.
•	The transaction would then be subject to shareholder and regulatory approvals and other customary closing conditions.
•	Praxair and Linde are confident that any required regulatory approvals would be obtained in a timely manner once the BCA has been executed.
•	We will continue to keep you updated as the process continues.

Impact on Employees

4.	What would the benefits of the transaction be for employees?

•	With an enhanced global presence, expanded opportunities for employee development and career growth could exist.
•	As a globally recognized and respected brand, the combined company would be a highly attractive employer of choice with an exceptionally strong culture of operational excellence, innovation and performance.

5.	How would this merger impact me?

•	For now, it is business as usual. This announcement has little or no effect on our current day-to-day operations. We need to continue to focus on operating in the best interests of Praxair and our customers and shareholders.
•	Our goal is to retain as much value as legally possible from this merger. We expect the regulatory process to conclude early to mid-2018. The need for, and extent of, any required divestitures will not be known until the end of this process. In the meantime, Praxair and Linde remain competitors, and our focus should be on operating our business and creating value for our shareholders.
•	As always, you should focus on working safely, driving productivity and innovation and providing our customers with excellent service.
•	Until this proposed transaction closes, Praxair and Linde remain two separate companies. This means that all current Praxair employee policies, plans and processes remain in place, including compensation and benefits plans.
•	We will continue to keep you updated as the process continues and you should always feel free to reach out to your supervisor with any questions.

Integration of Praxair and Linde – Companies and Culture

6.	Why have you decided to adopt the Linde name?

•	Linde is a globally recognized and highly respected brand with more than 100 years of innovation, expertise and success in the industrial gas industry.
•	This name has a shared history, both companies were founded by Carl von Linde and Praxair operated under the Linde name for decades.
•	We are extremely proud of the Praxair brand and we should all take great pride in the results we have achieved as Praxair. We should also take pride in the fact that the Linde name is synonymous with innovation and success in the industrial gas industry.

7.	Do the two companies have similar cultures and values? Would Praxair’s core values of safety and operational discipline continue to be central in the new company?

•	This merger is a natural fit not only from a strategic perspective, but from a cultural one. Both Praxair and Linde have proud histories and strong cultures. Given our common roots, it is not surprising that the companies share many of the same values, including an unwavering commitment to safety, integrity and operational discipline; a focus on customer satisfaction; a reputation for excellence in sustainability; and a commitment to the communities in which we operate.

8.	What would the integration process look like and who would lead it?

•	An integration planning team with representation from both companies would develop a detailed plan to ensure the post-closing transition would be as seamless as possible. Integration would not begin until the deal has formally closed.

9.	Would the two companies work together before the closing of this transaction?

•	The extent to which the companies are permitted to work together prior to closing of the transaction is governed by antitrust laws. For the majority of employees, it would continue to be business as usual with Linde being one of our industry competitors.

How to handle customers, suppliers, partners and others

10.	Can employees talk about the proposed business combination publicly?

•	Employees are free to talk about the transaction, but will need to limit comments to publicly available information.

•	All inquiries about the planned merger from the media or other external parties should be directed to Lisa Esneault in Corporate Communications.

11.	How would the proposed combination benefit customers?

•	Customers would benefit from improved supply reliability and more efficient supply solutions.
•	The new company would have a larger global footprint and would be able to serve our customers more comprehensively.
•	It would have enhanced technology capabilities and a broader portfolio of products, bringing more innovative solutions to customers.

12.	How would the proposed business combination impact Praxair’s and Linde’s respective suppliers?

•	We would plan for a seamless transition for suppliers.
•	Existing supply agreements would need to be assigned either to the new company or to any entity which may purchase any required divestitures.
•	After the transaction closes, the combined company’s procurement team would meet with strategic suppliers to map out a new scope of business opportunities and terms.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.